UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_____________________

MINRAD INTERNATIONAL, INC.
(Name of Issuer)
___________________________

Common Stock, $0.01 par value per share
(Title of Class of Securities)
_____________________

60443P103
(CUSIP Number)
_____________________

Name: 	  Eleanor Crossley
Address:  Barclays PLC
	  1 Churchill Place
	  London
	  E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 2720

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
____________________

February 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
see Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

(Continued on following pages)




CUSIP NO. 60443P103 	13D

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)[ ]
(b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e) 		[  ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

England



NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

0

8.  SHARED VOTING POWER:

0

9.  SOLE DISPOSITIVE POWER:

0

10.  SHARED DISPOSITIVE POWER:

0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)	[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.0%

14.  TYPE OF REPORTING PERSON (See Instructions):

HC





CUSIP NO. 60443P103 	13D


1.  NAME OF REPORTING PERSON:

      Barclays Capital Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a) [  ]
(b) [X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

0

8.  SHARED VOTING POWER:

0

9.  SOLE DISPOSITIVE POWER:

0

10.  SHARED DISPOSITIVE POWER:

0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.0%

14.  TYPE OF REPORTING PERSON (See Instructions):

BD



This Amendment No. 2 amends certain information in the Statement on Schedule 13D filed by Barclays PLC (''Barclays PLC'') and Barclays Capital Inc. (''BCI'') (together ''Barclays'') on November
7, 2008 (as amended by Amendment No.1 to the Schedule 13D filed by Barclays on January 5 2009 (as amended, the "Schedule 13D)' relating to the shares of common stock, $0.01 par value per share (the ''Common Stock''), of Minrad International, Inc. (the ''Issuer'').

Item 4.	Purpose of Transaction

Item 4 is amended to state:

At a special meeting of the stockholders of the Issuer on February 27, 2009 a majority of the stockholders approved the Agreement and Plan of Merger, dated December 22, 2008, by and among the Issuer, Primal Healthcare Inc.,Primal Healthcare Limited and Mayflower Acquisition Corp. (the "Merger Agreement").
As a result of this stockholder aproval, pursuant to the terms of the Merger Agreement, all shares of Common Stock were cancelled and converted to the right to receive cash in the amount of $0.12 per share. Barclays expects to receive approximately $556,041.84 in exchange for its 4,633,682 shares of Common Stock. Barclays no longer beneficially owns any shares of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to state :

a) On February 27, 2009, as discussed in Item 4 above, barclays PLC and BCI ceased to be beneficial owners of any shares of the Issuers Common Stock

b) Not Applicable

c) Other than as discussed in Item 4 above, neither Barclays PLC nor BCI has effected any tyransactions in the Issuers Common Stock in the 60 days prior to this filing

d) Not Applicable

e) Barclays PLC and BCI ceased to be the beneficial owners of more than five per cent of the Common Stock on february 27, 2009




SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 11, 2009


BARCLAYS PLC

By:

Name: 	Eleanor Crossley

Title: 	Head of Compliance Operations



BARCLAYS CAPITAL INC

By:

Name:	Eleanor Crossley

Title:	Head of Compliance Operations